UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

BLOOMZ INC.

(Name of Issuer)

Ordinary Shares, par value $0.00000002 per share

(Title of Class of Securities)

G1180K116

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1180K116	Page 1 of 6

1.	Names of Reporting Persons Lode Runner Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,400,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,400,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%*
12.	Type of Reporting Person FI

*	Percentage of class is calculated based on 13,429,800 Ordinary Shares outstanding as of September 30, 2024, which information was provided by the Issuer to the Reporting Persons on September 30, 2024.

CUSIP No. G1180K116	Page 2 of 6

1.	Names of Reporting Persons Rui Sato
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 100,000*
	6.	Shared Voting Power 1,400,000**
	7.	Sole Dispositive Power 100,000*
	8.	Shared Dispositive Power 1,400,000**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.2%***
12.	Type of Reporting Person IN

*	Represents 100,000 Ordinary Shares directly held by Rui Sato, who holds exclusive voting and dispositive power to these shares.

**	Represents 1,400,000 Ordinary Shares held through Lode Runner Inc., which is 100% owned by Rui Sato, as of September 30, 2024

***	Percentage of class is calculated based on 13,429,800 Ordinary Shares outstanding as of September 30, 2024, which information was provided by the Issuer to the Reporting Persons on September 30, 2024.

CUSIP No. G1180K116	Page 3 of 6

ITEM 1.

(a) Name of Issuer: BloomZ Inc.

(b) Address of Issuer’s Principal Executive Offices: Toyo Recording 1F, 4-5-19 Akasaka, Minato-ku, Tokyo 107-0052 Japan

ITEM 2.

2(a) Name of Person Filing:

(i) Lode Runner Inc.

(ii) Rui Sato

2(b) Address of Principal Business Office, or if None, Residence:

(i) Lode Runner Inc.

2-2-39 Jingumae, Shibuya-ku, 150-0001, Tokyo, Japan

(ii) Rui Sato

2-2-39 Jingumae, Shibuya-ku, 150-0001, Tokyo, Japan

2(c) Citizenship:

(i) Lode Runner Inc.

Japan

(ii) Rui Sato

Japan

2(d) Title of Class of Securities:

Ordinary Shares, par value $0.00000002 per share

2(e) CUSIP Number:

G1180K116

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G1180K116	Page 4 of 6

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G1180K116	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

Lode Runner Inc.
By:	/s/ Rui Sato
Name:	Rui Sato
Title:	Representative Director

/s/ Rui Sato
Name:	Rui Sato

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G1180K116	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement